As filed with the Securities and Exchange Commission on May 7, 2010
Registration Nos. 333-166638, 333-108979, and 333-74154

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

POST-EFFECTIVE AMENDMENT NO. 1
FORM S-8
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
U.S. ENERGY CORP.
(Exact name of registrant as specified in its charter)
Wyoming	83-0205516
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
877 North 8th West
Riverton, Wyoming 82501
(307) 856-9271
(Address of principal executive offices)

U.S. Energy Corp. 2008 Stock Option Plan for
Independent Directors and Advisory Board Members
____________________

Steven R. Youngbauer, General Counsel 877 North 8th West Riverton, Wyoming 82501 (307) 856-9271

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Stephen E. Rounds, Attorney 1544 York Street, Suite 110 Denver, Colorado 80206 (303) 377-697
____________________

Indicate by check mark whether the registrant is a “large accelerated filer,” an “accelerated filer,” a “non-accelerated filer,” or a “smaller reporting company.”  See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☐ Accelerated filer  ☐ Non-accelerated filer ☑ (Do not check if a smaller reporting company)  ☐  Smaller reporting company

EXPLANATORY NOTE

This Post-Effective Amendment to Registration Statement constitutes (i) Amendment No. 3 to the Registration Statement on Form S-8, Reg. No. 33-74154 (for the 1998 Incentive Stock Option Plan, as amended), filed May 22, 2001; (ii) Amendment  No. 1 to the Registration Statement on Form S-8, Reg. No. 333-108979 (for the 2001 Incentive Stock Option Plan), filed September 22, 2003, and (iii) Amendment No. 1 to the Registration Statement on Form S-8, Reg. No. 333-166638 (for the 2008 Stock Incentive Plan for Independent Directors and Advisory Board Members), filed  May 7, 2010.  This Post-Effective Amendment is being filed solely for the purpose of permitting the resale of control securities acquired by Selling Stockholders under the 1998 Incentive Stock Option Plan, the 2001 Incentive Stock Option Plan, and the 2008 Stock Option Plan for Independent Directors and Advisory Board Members, pursuant to the Reoffer Prospectus that forms a part of this Post-Effective Amendment.

The Reoffer Prospectus in this Amended Registration Statement is a combined prospectus under Rule 429 of the Securities Act of 1933, and has been prepared in accordance with the requirements of Part I of Form S-3 and, pursuant to General Instruction C of Form S-8, may be used for reoffers or resales of control securities acquired by the Selling Stockholders.

REOFFER PROSPECTUS

U.S. Energy Corp.

374,508 Shares of Common Stock

2001 Incentive Stock Option Plan
1998 Incentive Stock Option Plan
2008 Stock Option Plan for Independent
Directors and Advisory Board Members

This Reoffer Prospectus relates to the resale of up to 374,508 shares of common stock of U.S. Energy Corp. common stock that may be offered from time to time by the Selling Stockholders, all of whom are independent directors as of the date hereof.  The shares will be acquired by the Selling Stockholders upon the exercise of stock options.  The stock options were awarded, or will be awarded, to the Selling Stockholders pursuant to the 2001 Incentive Stock Option Plan, the 1998 Incentive Stock Option Plan, or the 2008 Stock Option Plan for Independent Directors and Advisory Board Members.

Shares covered by this prospectus may be offered and sold from time to time by or on behalf of the Selling Stockholders through brokers at the prices prevailing at the time of such sales. No specified brokers or dealers have been designated by the Selling Stockholders and no agreement has been entered into in respect of brokerage commissions or for the exclusive or coordinated sale of any securities which may be offered pursuant to this prospectus. The net proceeds to the Selling Stockholders will be the proceeds received by them upon such sales, less brokerage commissions, if any. We will pay all expenses of preparing and reproducing this prospectus, but will not receive any of the proceeds from sales by any of the Selling Stockholders.

Our common stock is traded on the Nasdaq Capital Market (“USEG”).  The last reported sale price on May 6, 2010 was $5.08 per share.

Investing in our common stock involves risks.  You should consider each of the matters discussed under “Risk Factors” beginning on Page 10 of this Reoffer Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Reoffer Prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Reoffer Prospectus is May 7, 2010

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information discussed in this Reoffer Prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”).  All statements, other than statements of historical facts, are forward-looking statements.  Examples of such statements in this Reoffer Prospectus concern planned capital expenditures for oil and gas exploration; payment or amount of dividends on our common stock in the future; our business strategy and plans to build an asset base that generates recurring revenues; continued earnings swings; cash expected to be available for continued work programs; recovered volumes and values of oil and gas approximating third-party estimates of oil and gas reserves; anticipated increases in oil and gas production; drilling and completion activities in the Williston Basin and other areas; timing for drilling of additional wells; expected spacing for wells to be drilled with Brigham Exploration Company in the Bakken/Three Forks formations; actual decline rates for producing wells in the Bakken/Three Forks formations; submission of a Plan of Operations to the U.S. Forest Service and approval of such Plan in connection with Mount Emmons and the expected length of time to permit and develop the Mount Emmons project; expected time to receive a return on investment from the geothermal prospects; continuing investment through capital calls and potential dilution of current ownership interest with Standard Steam Trust LLC; future cash flows and borrowings; pursuit of potential acquisition opportunities; anticipated business activities in the Gillette, Wyoming area and their impact on occupancy rates for the Gillette, Wyoming multi-family housing complex; our expected financial position; and other plans and objectives for future operations.

These forward-looking statements are identified by their use of terms and phrases such as “may,” “expect,” “estimate,” “project,” “plan,” “believe,” “intend,” “achievable,” “anticipate,” “will,” “continue,” “potential,” “should,” “could,” and similar terms and phrases.  Though we believe that the expectations reflected in these statements are reasonable, they do involve certain assumptions, risks and uncertainties.  Results could differ materially from those anticipated in these statements as a result of certain factors, including, among others:

For oil and gas:

•	having sufficient cash flow from operations or other sources to fully develop our undeveloped acreage positions;

•
volatility in oil and natural gas prices, including potential depressed natural gas prices and/or declines in oil prices, which would have a negative impact on operating cash flow and could require ceiling test write-downs on our oil and gas assets;

•
the possibility that the oil and gas industry may be subject to new adverse regulatory or legislative actions (including changes to existing tax rules and regulations and changes in environmental regulation);

•
the general risks of exploration and development activities, including the failure to find oil and natural gas in sufficient commercial quantities to provide a reasonable expectation of a return on investment;

•	future oil and natural gas production rates, and/or the ultimate recoverability of reserves, falling below prior estimates;

•	the ability to replace oil and natural gas reserves as they deplete from production;

•	environmental risks;

•	availability of pipeline capacity and other means of transporting crude oil and natural gas production; and

•	competition, including competition in lease acquisitions, and for participation in drilling programs with operating companies, resulting in less favorable terms for participation.

For the molybdenum property:

•	the ability to obtain permits required to initiate mining and processing operations, and Thompson Creek Metals’ continued participation as operator of the property; and

•
completion of a feasibility study based on a comprehensive mine plan, which indicates that the property warrants construction and operation of mine and processing facilities, taking into account projected capital expenditures and operating costs in the context of molybdenum price trends.

For real estate:

•	failure of energy-related business activities in the Gillette, Wyoming area to support sufficient demand for apartments for us to realize a return on the investment.

For geothermal activities:

•
the ability to acquire additional BLM and other acreage positions in targeted prospect areas, obtain required permits to explore the acreage, drill development wells to establish commercial geothermal resources, and the ability of Standard Steam Trust LLC to access third-party capital to reduce reliance on capital calls to its members (including U.S. Energy Corp.) for continued operations; and

•	the ability to access sufficient capital to develop geothermal properties.

Finally, our future results will depend upon various other risks and uncertainties, including, but not limited to, those detailed in the section entitled “Risk Factors” in this Reoffer Prospectus, and in the Forms 10-K and 10-Q we file with the Securities and Exchange Commission.  All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements made above and elsewhere in this Reoffer Prospectus, and in our filings with the Securities and Exchange Commission (see Incorporation of Certain Information by Reference,” below).  Other than as required under securities laws, we do not assume a duty to update these forward-looking statements, whether as a result of new information, subsequent events or circumstances, changes in expectations or otherwise.

The Company

U.S. Energy Corp., a Wyoming corporation organized in 1966, acquires and develops oil and gas and other mineral properties.  Our corporate objective is to diversify capital investments in oil and gas, while proceeding with long-term development of our molybdenum property in Colorado and our geothermal properties.  Historically, we have undertaken early stage development of various natural resource projects, and after advancing the projects, we have entered into partnership arrangements or have sold all or portions of those projects which have typically allowed us to realize value for shareholders. This strategy has resulted in several years of relatively low operating revenues, but in certain years we have realized substantial gains from disposition of these projects.

For 2010 and subsequent years, we are seeking to increase recurring revenues from oil and gas production.  Simultaneously, we intend to advance our geothermal properties through exploration and development, and eventual third party funding, sale or joint venture, and advance our molybdenum property by working with our partner, Thompson Creek Metals Company (USA) to develop the Mount Emmons molybdenum project into a major operating mine.  We completed a multifamily apartment project serving the residential market in Gillette, Wyoming in 2008, and it is generating positive cash flow.  We do not intend to make more investments in the real estate housing sector.

We have three operating segments:  Oil and gas, real estate, and minerals (including geothermal).

Principal executive offices are located at 877 North 8th West, Riverton, Wyoming 82501, telephone 307-856-9271.

Business Strategy and Activities

From 2005 through 2008, we generated substantial cash proceeds from selling our interests in our coalbed methane and uranium businesses, and most of our stock in a gold company.  Utilizing a portion of these proceeds, we:

•
initiated investment activities with three separate oil and gas industry partners in 2008 and with two others in 2009, including entering into a Drilling Participation Agreement with a subsidiary of Brigham Exploration Company (NASDAQ Global Select Market: BEXP);

•
Negotiated an agreement with a subsidiary of Thompson Creek Metals Company Inc. (NYSE:TC), a major molybdenum mining and refining company, which provides for Thompson Creek Metals Company (USA) (“TCM”) investing substantial sums to earn up to a 75% interest in our Mount Emmons molybdenum property in Colorado;

•	invested in the geothermal sector by acquiring a minority interest in Standard Steam Trust, LLC; and

•	constructed an apartment complex in Gillette, Wyoming.

Oil and Gas

At December 31, 2009, our estimated proved reserves (approximately 75% oil and 25% natural gas) were 1,086,203 BOE, with a standardized measure of $19,984,000 and a present value before taxes (discounted at ten percent, (“PV10”)) of $25,760,000.  Reflecting our commencement of drilling in the Williston Basin with Brigham Exploration Company in August 2009, this represents a 602% increase over the $3,318,000 standardized measure of proved reserves, and a 485% increase over PV10 at December 31, 2008.

PV10 is widely used in the oil and gas industry, and is followed by institutional investors and professional analysts, to compare companies.  However, the PV10 data is not an alternative to the standardized measure of discounted future net cash flows calculated under GAAP and includes the effects of income taxes.  The following table provides a reconciliation of Estimated Future Net Revenues Discounted at 10% to the Standardized Measure of Discounted Future Net Cash Flows as shown in Note F to the Company’s Consolidated Financial Statements.
	(In thousands)
	At December 31,
	2009	2008	2007
Standardized measure of discounted net cash flows	$19,984	$3,318	$--
Future income tax expense (discounted)	5,776	1,993	--
PV10	$25,760	$5,311	$--

Average production in 2009 was 443 BOE/D (220 barrels of oil and 1,337 Mcf/D), an increase of 1,107% over the average 40 BOE/D in 2008.  Substantially all of the increased production in 2009 is attributable to the six wells drilled and completed in the Williston Basin with Brigham in the fourth quarter.

As of February 22, 2010, daily production from all of our wells was approximately 700 barrels of oil and 1,780 Mcf (995 BOE/D).  Initial production (on a BOE/D basis) from the 6 Williston Basin wells was in the range of 85% oil and 15% natural gas.  The percentage of oil is expected to increase in the initial six-month production period for each of these wells, as gas production declines.

Activities with Operating Partners in Oil and Gas

We currently have active oil and gas investment activities structured with four third-party operating partners.  These investments relate primarily to the drilling and completion of oil and gas wells, and to a limited extent, in seismic and other early stage activities leading to the identification of further drilling prospects.  Thus far, we have entered into these drilling ventures with oil and gas operating companies that have records of successfully acquiring prospects and drilling and completing oil and gas wells utilizing their technical staff to identify prospects. We have chosen to allow these third parties to operate all of our current oil and gas properties, believing that these arrangements allow us to deliver value to our shareholders without our having to invest the time and capital to build our own team of geophysical, engineering and other technical personnel, and acquiring our own large acreage positions. We believe our finding costs per unit of oil and gas discovered will benefit from these cost savings.  In the future, we may enter into other arrangements, or even acquire operating companies, which may involve hiring our own technical staff and possibly becoming operator on certain projects.

In 2010 and beyond, U.S. Energy intends to seek additional opportunities in the oil and natural gas sector, including further acquisition of assets, participation with current and new industry partners in their exploration and development projects, acquisition of operating companies, and purchase and exploration of new acreage positions.  A brief summary of oil and gas projects with our operating partners at March 12, 2010 are set forth below.

Williston Basin

With Brigham Exploration Company.  On August 24, 2009, we entered into a Drilling Participation Agreement (the “DPA”) with a wholly-owned subsidiary of Brigham Exploration Company.  The DPA provides for U.S. Energy and Brigham to jointly explore for oil and gas in up to 19,200 gross acres in a portion of Brigham’s Rough Rider prospect in Williams and McKenzie Counties, North Dakota.

Texas and Louisiana

With PetroQuest Energy, Inc.  Two wells have been drilled in coastal Louisiana with PetroQuest (NYSE: PQ); one is producing natural gas and oil (we have a 14% working interest and a 9.76% net revenue interest), and the other well drilled with PetroQuest was a dry hole.  We expect to drill up to five more wells with PetroQuest in 2010, and expect our working interest participation to be in the range of 4.2% to 20%.

With Yuma Exploration and Production Company, Inc.  We have a working interest in a seismic, lease acquisition and drilling program with Yuma (a private company) that covers approximately 88,320 acres in South Louisiana.  Seismic data collection has been completed and is being evaluated.  This lease/option program continues through April 27, 2012, and we expect that Yuma will recommend drilling at least six prospects in 2010.  Participants will have the opportunity to opt in or out of any prospect leasing program, and the initial well in each prospect.  Each prospect will have a separate operating agreement designating Yuma as operator.  It is expected that the program will yield multiple oil and natural gas prospects, with exploration activities continuing for a number of years.  We anticipate participating in at least 6 wells with Yuma in 2010.  U.S. Energy holds a 4.79% working interest, Yuma owns an approximate 48% working interest, and the balance (approximately 47.21%) is held by third parties in the program.

With Houston Energy L.P.  We have participated with Houston Energy in drilling three wells in Southeast Texas and Louisiana; two are producing (we have 8.5% and 25% working interests (6.23% and 17.625% net revenue interests)) and one well was a dry hole.  At payout we will assign to a third party consultant 12.5% of our working interest in each producing well.  We expect to participate in three additional wells with Houston Energy in 2010.

Activities other than Oil and Gas

Molybdenum

On August 19, 2008, U.S. Energy and Thompson Creek Metals Company USA (“TCM”), a Colorado corporation headquartered in Englewood, Colorado, entered into an Exploration, Development and Mine Operating Agreement for our Mount Emmons molybdenum property.  TCM assigned the agreement to Mt. Emmons Moly Company, a Colorado corporation and wholly owned subsidiary of TCM effective September 11, 2008.  Under the terms of the agreement TCM may acquire up to a 75% interest for $400 million (option payments of $6.5 million and project expenditures of $393.5 million).

Renewable Energy - Geothermal

On December 17, 2008, we bought a 25% minority interest for $3.5 million in Standard Steam Trust, LLC (“SST”), a Denver, Colorado-based private geothermal resource acquisition and development company.  At December 31, 2009, our investment was $3.0 million after recognizing an equity loss of $1.4 million at December 31, 2009.  As a result of our election to not participate in a December, 2009 capital call our percentage ownership has been reduced to 23.8%.  SST’s capitalization as of December 31, 2009 was $18.2 million.  Its assets now include four advanced stage and four early stage geothermal projects in the western United States, located on over 102,000 acres of BLM, state and fee land in eight prospect areas in three states. SST is managed by Terra Caliente, LLC (“Terra”), also a private Denver-based company, with oversight by an advisory board (U.S. Energy is one of three members) as to budgets, major expenditures, sale or other disposition of prospects and similar matters. Terra will receive a back-in interest of 25%, along with other members (but not U.S. Energy), at such time as all other investors (including Terra) receive cash distributions or securities equal to their investment.

Real Estate

At year end 2008, we completed construction of a nine building, 216-unit multifamily apartment complex in Gillette, Wyoming at a total all-in cost of $24.5 million.  The occupancy rate was 80% at December 31, 2009.

Risk Factors

In considering whether to purchase our common stock, you should carefully consider all the information we have included or incorporated by reference in this Reoffer Prospectus and any Reoffer Prospectus supplement.  In particular, you should carefully consider the risk factors described below.

Risks Involving Our Business

Global Financial Stress and Credit Crisis

The continued credit crisis and related turmoil in the global financial system may have a material impact on our ability to finance the purchase of producing or exploratory oil and gas properties.  The availability of credit to our industry partners may also affect their ability to generate new exploration and development prospects.  The current economic situation could also cause our partners to fail to meet their obligations to us, and/or on their liquidity, which could result in operational delays or even their failure to make required payments.  Additionally, the current economic situation could lead to reduced demand for natural gas and oil, or further reductions in the prices of natural gas and oil, or both, which could have a negative impact on our financial position, results of operations, and cash flows.

Risks Related to Climate Change

While the scope and timing of climate change is not determinate, the adoption of laws and regulations, and international accords to which the United States is a party, could affect our oil and natural gas business segment.  The emergence of trends such as a worldwide increase in hybrid power motor vehicle sales, and/or decreased personal motor vehicle use by individuals, in response to perceived negative impacts on the climate from “greenhouse emissions,” could result in lower world-wide consumption of, and prices for, crude oil.  Additionally, as part of state-level efforts to reduce these emissions, operating restrictions on emissions by drilling rigs and completion equipment could be enacted, leading to an increase in drilling and completion costs.

With the stated aims (among others) of fostering a clean energy economy and reducing reliance on fossil fuels that contribute to climate change, the Federal budget for fiscal 2011 published by President Obama’s administration includes proposals to terminate oil and gas company tax preferences, including repeals of expensing intangible drilling costs, passive loss limitations for working interests in oil and natural gas properties, percentage depletion for oil and natural gas wells, and increasing the amortization period for geological and geophysical expenses to seven years.  If such proposals were enacted substantially as proposed, our income from oil and natural gas investments would be decreased and additional capital likely would become more expensive and more difficult to obtain.  Additional adverse impacts could flow from enactment of Federal legislation aimed directly at controlling and reducing emissions of greenhouse emissions.  See also the next risk factor.

The adoption of climate change legislation could result in increased operating costs and reduced demand for oil and natural gas.

On June 26, 2009, the U.S. House of Representatives approved adoption of the “American Clean Energy and Security Act of 2009,” also known as the “Waxman-Markey cap-and-trade legislation” or ACESA. The purpose of ACESA is to control and reduce emissions of “greenhouse gases,” or “GHGs,” in the United States. GHGs are certain gases, including carbon dioxide and methane that may be contributing to warming of the Earth’s atmosphere and other climatic changes. ACESA would establish an economy-wide cap on emissions of GHGs in the United States and would require an overall reduction in GHG emissions of 17% (from 2005 levels) by 2020, and by over 80% by 2050. Under ACESA, most sources of GHG emissions would be required to obtain GHG emission “allowances” corresponding to their annual emissions of GHGs. The number of emission allowances issued each year would decline as necessary to meet ACESA’s overall emission reduction goals. As the number of GHG emission allowances declines each year, the cost or value of allowances is expected to escalate significantly. The net effect of ACESA will be to impose increasing costs on the combustion of carbon-based fuels such as oil, refined petroleum products, and natural gas.

The U.S. Senate has begun work on its own legislation for controlling and reducing emissions of GHGs in the United States. If the Senate adopts GHG legislation that is different from ACESA, the Senate legislation would need to be reconciled with ACESA and both chambers would be required to approve identical legislation before it could become law.  The U.S. Environmental Protection Agency, or EPA, is also separately undertaking a rulemaking process to determine whether GHGs will be designated as “pollutants” under the existing Federal Clean Air Act.  President Obama has indicated that he is in support of the adoption of legislation to control and reduce emissions of GHGs through an emission allowance permitting system that results in fewer allowances being issued each year but that allows parties to buy, sell and trade allowances as needed to fulfill their GHG emission obligations.  Although it is not possible at this time to predict whether or when the Senate may act on climate change legislation or the EPA or analogous state agencies may adopt climate change regulations, or how any bill approved by the Senate or any regulation approved by the EPA would be reconciled with ACESA, any laws or regulations that may be adopted to restrict or reduce emissions of GHGs would likely require us to incur increased operating costs, and could have an adverse effect on demand for the oil and natural gas we produce.

Limited recurring business revenues may constrain future investments, and earnings will continue to be influenced by transaction events.

At December 31, 2009, U.S. Energy Corp. had $9.5 million in retained earnings, and a loss from operations (before investment and property transactions) of $9.3 million.  At December 31, 2008, we had $17.7 million in retained earnings, a loss from operations (before investment and property transactions) of $9.5 million.  During 2008 and 2009 we began modifying our business to build an asset base that generates recurring revenues and cash flows.  We have initiated this goal by entering into the oil and gas business.  We expect our other businesses to continue to experience fluctuations in revenues and cash flows as projects like our Mount Emmons molybdenum and geothermal investment are mid to long-term projects which are capital intensive and take years to develop.

Working capital constraints may limit our ability to develop, or to fund our current share in the development of, our mineral, oil and gas and geothermal properties.

Working capital at December 31, 2009 and December 31, 2008 was $53.4 million and $52.8 million, respectively.  We were able to maintain our working capital level primarily as a result of selling 5 million shares of our common stock in a public offering during December 2009 for net proceeds (after expenses) of $24.3 million.  While this represents a strong position of liquidity, we do not have sufficient capital to fully develop our oil and gas, mineral and oil and gas properties. The minerals business presents the opportunity for significant returns on investment, but achievement of such returns is subject to high risk. As examples:

•
Initial results from one or more of the oil and gas drilling programs could be marginal but warrant investing in more wells. Dry holes, over budget exploration costs, low commodity prices, or any combination of these factors, could result in production revenues below projections, thus adversely impacting cash expected to be available for continued work in a program, its ultimate returns falling below projections, and a reduction in cash for investment in other programs.

•
Further investments of cash into the geothermal program may be required to maintain our interest and bring the properties to a stage of development where they can be sold or joint ventured with an industry partner. Any return on the investment may not be realized for three to five years or longer. To the extent additional capital is not obtained from third parties, cash to sustain operations will have to be raised from the sale of properties or from current members in Standard Steam Trust LLC (including U.S. Energy Corp.) through capital calls, in which event the cash required to maintain our percentage interest could be substantial. Failure to fund cash calls will dilute our position.

•
We are paying the annual costs (approximately $1.6 million) to operate and maintain the water treatment plant at the Mount Emmons Project until such time as Thompson Creek Metals elects to acquire an interest.  Thereafter, we would be responsible for paying our proportionate share of plant costs.  If Thompson Creek Metals elects to participate in the Mount Emmons Project up to the 75% level and expends $400 million on the property, thereafter we would be responsible for our 25% share of the development and operating costs.

We believe that we have sufficient cash reserves to execute our business plan in 2010 and subsequent years, assuming our various projects generate revenues as projected.  However, adverse developments in one or more programs would require a reassessment of priorities and therefore potential re-allocations of capital.  If internal cash from current reserves and projected revenues are insufficient, we may have to obtain investment capital to maintain the full range of activities.  Additional capital also could be required to expand activities in oil and gas beyond the programs now in place.

Competition may limit our opportunities in the oil and gas business.

The oil and natural gas business is very competitive.  We compete with many public and private exploration and development companies in finding opportunities to partner with (or acquire) established oil and gas operations.  We also compete with oil and gas operators in acquiring acreage positions.  Our principal competitors are small to mid-size companies with in-house petroleum exploration and drilling expertise. Many of our competitors possess and employ financial, technical and personnel resources substantially greater than ours.  They may be willing and able to pay more for oil and natural gas properties than our financial resources permit, and may be able to define, evaluate, bid for and purchase a greater number of properties.  In addition, there is substantial competition in the oil and natural gas industry for investment capital, and we may not be able to compete successfully in raising additional capital if needed.

Successful exploitation of the Williston Basin is subject to risks related to horizontal drilling and completion techniques.

Operations in the Williston Basin involve utilizing the latest drilling and completion techniques to generate the highest possible cumulative recoveries and therefore generate the highest possible returns. Risks that are encountered while drilling include, but are not limited to, landing the well bore in the desired drilling zone, staying in the zone while drilling horizontally through the shale formation, running casing the entire length of the well bore and being able to run tools and other equipment consistently through the horizontal well bore.

Completion risks include, but are not limited to, being able to fracture stimulate the planned number of stages, being able to run tools the entire length of the well bore during completion operations, and successfully cleaning out the well bore after completion of the final fracture stimulation stage. Ultimately, the success of these latest drilling and completion techniques can only be evaluated over time as more wells are drilled and production profiles are established over a sufficiently long time period.

The results of our drilling program in the Williston Basin are subject to more uncertainties than drilling in more established formations in other areas.

Brigham has only recently begun drilling wells in the Bakken and Three Forks formations in the Williston Basin, with horizontal wells and completion techniques that have proven to be successful in other shale formations.  Brigham’s experience as well as the industry’s drilling and production history in the formation generally are limited. The ultimate success of these drilling and completion strategies and techniques in these formations will be better evaluated over time as more wells are drilled and longer term production profiles are established.

In addition, based on reported decline rates in these formations, estimated average monthly rates of production may decline by approximately 70% during the first twelve months of production.  However, actual decline rates may be significantly different than expected. Due to the limited horizontal production data for the Bakken and Three Forks formations, drilling and production results are more uncertain than encountered in other formations and areas with histories.  Good results from wells we drill with Brigham may not be replicated in additional wells, even in the same drilling unit.

Through the date this Reoffer Prospectus was filed, all the wells we have drilled with Brigham have been drilled into the Bakken formation.  Brigham (and other operators) have reported successful completion of Three Forks wells in other parts of the Williston Basin, but Brigham has not drilled any Three Forks wells in the Rough Rider Prospect area.  The Three Forks, underlying the Bakken, is an unconventional carbonate formation (sand and porous rock) which is prospective for oil and gas.  It is believed to be separate from the Bakken.  However, the Three Forks has been explored to a lesser extent than the Bakken in many areas of the Basin, and its characteristics are not as well defined.  Accordingly, we may encounter more uncertainty in drilling Three Forks wells with Brigham, compared with drilling Bakken wells.  See “Business - Oil and Gas – Williston Basin.”

Operating in less developed regions of the Williston Basin has risks that include, but are not limited to, securing access to takeaway capacity and securing access to equipment and service providers on a timely and cost effective basis, and some of the initial gas production is lost to flaring.

Access to adequate gathering systems or pipeline takeaway capacity is limited in the Williston Basin. In order to secure takeaway capacity, our operators may be forced to enter into arrangements that are not as favorable to operators in other areas.  Additionally, access to equipment and service providers may not be available on a timely or cost effective basis, which could delay a drilling program.

As of the date this Reoffer Prospectus was filed, all of the wells we have drilled with Brigham have produced oil and natural gas (generally an initial ratio of about 85% oil and 15% gas).  Oil sales commence immediately after completion work is finished, but natural gas is flared (burned off into the atmosphere) until the well can be hooked up to a transmission line.  Installation of a gathering system can take from 90 to 120 days, or longer depending on well location, weather conditions and availability of service providers.  As of the date this Reoffer Prospectus was filed, three of the wells we have drilled with Brigham have been hooked up to gas transmission lines.

We may not be able to drill wells on a substantial portion of our Williston Basin acreage.

We may not be able to participate in all or even a substantial portion of the many locations we earn through the Drilling Participation Agreement with Brigham.  The extent of our participation will depend on drilling and completion results, commodity prices, the availability and cost of capital relative to ongoing revenues from completed wells, and other factors.

Lower oil and natural gas prices may cause us to record ceiling limitation write-downs, which would reduce stockholders’ equity.

We use the full cost method of accounting to account for our oil and natural gas investments. Accordingly, we capitalize the cost to acquire, explore for and develop these properties. Under full cost accounting rules, the net capitalized cost of oil and gas properties may not exceed a “ceiling limit” that is based upon the present value of estimated future net revenues from proved reserves, discounted at 10%, plus the lower of the cost or fair market value of unproved properties. If net capitalized costs exceed the ceiling limit, we must charge the amount of the excess to earnings (called a “ceiling limitation write-down”). The risk of a ceiling test write-down increases when oil and gas prices are depressed or if we have substantial downward revisions in estimated proved reserves.

Under the full cost method, all costs associated with the acquisition, exploration and development of oil and gas properties are capitalized and accumulated in a country-wide cost center. This includes any internal costs that are directly related to development and exploration activities, but does not include any costs related to production, general corporate overhead or similar activities. Proceeds received from disposals are credited against accumulated cost, except when the sale represents a significant disposal of reserves, in which case a gain or loss is recognized.  The sum of net capitalized costs and estimated future development and dismantlement costs for each cost center is depleted on the equivalent unit-of-production method, based on proved oil and gas reserves. Excluded from amounts subject to depletion are costs associated with unevaluated properties.

Under the full cost method, net capitalized costs are limited to the lower of unamortized cost reduced by the related net deferred tax liability and asset retirement obligations or the cost center ceiling. The cost center ceiling is defined as the sum of (i) estimated future net revenue, discounted at 10% per annum, from proved reserves, based on unescalated costs, adjusted for contract provisions, any financial derivatives that hedge our oil and gas revenue and asset retirement obligations, and unescalated oil and gas prices during the period, (ii) the cost of properties not being amortized, and (iii) the lower of cost or market value of unproved properties included in the cost being amortized, less (iv) income tax effects related to tax assets directly attributable to the natural gas and crude oil properties.  If the net book value reduced by the related net deferred income tax liability and asset retirement obligations exceeds the cost center ceiling limitation, a non-cash impairment charge is required in the period in which the impairment occurs.

Effective for years ending on and after December 31, 2009, the SEC amended the disclosure rules to require such revenue estimates to be based on the average price received during the 12-month period before the ending date of the period covered by the report, determined as an unweighted average of the first-day-of-the-month price for each month within such period.  Accordingly, our estimated future net revenues as of December 31, 2009 are based on the monthly average price received during the full year period.  For the year ended December 31, 2008, in accordance with SEC disclosure requirements previously in effect, estimated future net revenues (discounted at 10% per annum) from proved reserves were calculated based upon prices for oil and natural gas at December 31, 2008.

Full cost pool capitalized costs are amortized over the life of production of proven properties. Capitalized costs at December 31, 2009 and 2008, which were not included in the amortized cost pool, were $5.4 million and $3.0 million, respectively. These costs consist of wells in progress, costs for seismic analysis of potential drilling locations, as well as land costs, all related to unproved properties.

We perform a quarterly and annual ceiling test for each of our oil and gas cost centers (at December 31, 2009 and 2008, there was one such cost center (the United States)). The ceiling test incorporates assumptions regarding pricing and discount rates over which we have no influence in the determination of present value.  In arriving at the ceiling test for the year ended December 31, 2009, we used $61.18 per barrel for oil and $3.866 per MMbtu for natural gas to compute the future cash flows of each of the producing properties at that date. The discount factor used was 10%.

Capitalized costs for oil and gas properties in the fourth quarter of 2009 did not exceed the ceiling test limit. Non-cash write downs of $1.5 million for oil and gas properties were recorded during the first three quarters of 2009.  As a result of the increased price for oil and gas at December 31, 2009 and additional reserves being developed during the fourth quarter of 2009, no further impairment was taken at December 31, 2009. We may be required to recognize additional pre-tax non-cash impairment charges (write-downs) in future reporting periods depending on the results of oil and gas operations and/or market prices for oil, and to a lesser extent natural gas.

The Williston Basin oil price differential could have adverse impacts.

Generally, crude oil produced from the Bakken formation in North Dakota is high quality (36 to 44 degrees API, which is comparable to West Texas Intermediate Crude).  However, due to takeaway constraints, oil prices in the Williston Basin generally have been from $8.00 to $10.00 less than prices for other areas in the United States.

Drilling and completion costs for the wells we drill in the Williston Basin are comparable to other areas where there is no price differential.  As a result, a significant prolonged downturn in oil prices on a national basis could result in a ceiling limitation write-down of the oil and gas properties we hold. Such a price downturn also could reduce cash flow from the Williston Basin properties, and adversely impact our ability to participate fully in the future drilling of the acreage in all 15 units under the Drilling Participation Agreement.

Our business may be impacted by adverse commodity prices.

In June of 2008, oil prices spiked to a ten year high with a spot price of $133.88 per barrel. At December 31, 2008, the spot price for oil had declined to $41.12 per barrel.  At December 31, 2009, the price had recovered somewhat to $74.47 per barrel.  Global markets have caused these large fluctuations in the price of oil.  Natural gas prices are historically volatile, and reached a ten year high during July 2008 on the City Gate at $12.48 per thousand cubic feet of natural gas.  As with oil, the City Gate price for natural gas declined through the balance of 2008 and was $8.16 per Mcf as of December 31, 2008, and $6.24 per Mcf at December 31, 2009.  Molybdenum prices have declined from a ten year high of $38.00 per pound in June 2005 to a ten year low average price of $8.03 per pound in April 2009. The average price at December 31, 2009 was $11.50 per pound.  The global economic recession may continue to suppress prices and prices could drop further.  Significant price declines from December 31, 2009 levels would decrease anticipated revenues and could impair the carrying value of our producing properties.

We do not have independent reports on the value of some of the mineral properties.

We have not yet completed a feasibility study on the Mount Emmons Project.  A feasibility study would establish the potential economic viability of the molybdenum property based on a reassessment of historical and additional drilling and sampling data, the design and costs to build and operate a mine and mill, the cost of capital, and other factors. A feasibility study conducted by professional consulting and engineering firms will determine if the deposits contain proved reserves (i.e., amounts of minerals in sufficient grades that can be extracted profitably under current commodity pricing assumptions and estimated development and operating costs).

Geothermal renewable reserve reports estimate the energy potential of geothermal properties in terms of capacity to generate electricity with plants to be built on the properties in the future. Currently we have no reserve reports for our geothermal properties.

The timing and cost to obtain reports for the Mt. Emmons molybdenum property or the geothermal properties cannot be predicted.  However, when such reports are obtained, they may not support our internal valuations of the properties, and additionally may not be sufficient to maintain business relationships with current industry partners, or attract new partners or investment capital.

The development of oil and gas properties involves substantial risks that may result in a total loss of investment.

The business of exploring for and developing natural gas and oil properties involves a high degree of business and financial risks, and thus a significant risk of loss of initial investment even a combination of experience, knowledge and careful evaluation may not be able to overcome. The cost of drilling, completing and operating wells is often uncertain. Factors which can delay or prevent drilling or production, or otherwise impact expected results include but are not limited to:

•	unexpected drilling conditions;
•	permitting with State and Federal agencies;
•	easements from land owners;
•	adverse weather conditions;
•	pressure or irregularities in geologic formations;
•	equipment failures;
•	title problems;
•	fires, explosions, blowouts, cratering, pollution and other environmental risks or accidents;
•	changes in government regulations;
•	reductions in commodity prices;
•	pipeline ruptures; and
•	unavailability or high cost of equipment and field services and labor.

A productive well may become uneconomic in the event that unusual quantities of water or other non-commercial substances are encountered in the well bore, which impair or prevent production. We may participate in wells that are unproductive or, though productive, won’t produce in economic quantities. In addition, initial 24-hour or other limited-duration production rates announced regarding our oil and gas properties are not indicative of future production rates. Such stated rates on our wells should not be used as an indication of future production rates.

We do not currently operate any of our drilling locations, and, therefore, we will not be able to control the timing of exploration or development efforts, associated costs, or the rate of production of these non-operated assets.

We do not currently operate or expect to operate any of our currently identified drilling locations. As we carry out our exploration and development programs, we have entered into, and may enter into future arrangements, for our properties to be operated by others.  Our objective in not being the operator is to keep overhead low and not have large engineering, geophysical and administrative staffs.  By eliminating the overhead, we can react quicker to opportunities as well as conserve cash in budgetary restrictive times.

Allowing others to operate our properties limits our ability to exercise influence over the operations of the drilling programs.  The success and timing of exploration and development activities operated by our partners will depend on a number of factors, including:

•	the timing and amount of capital expenditures;
•	the operator’s expertise and financial resources;
•	approval of other participants in drilling wells;
•	selection of technology; and
•	the rate of production, if any.

This limited ability to exercise control over the operations may cause a material adverse effect on our results of operations and financial condition.

Our estimated reserves are based on many assumptions that may turn out to be inaccurate.  Any material inaccuracies in these reserve estimates or the relevant underlying assumptions will materially affect the quantity and present value of our reserves.

Oil and gas reserve reports are prepared by independent consultants to estimate the quantities of hydrocarbons that can be economically recovered from proved producing and proved undeveloped properties, utilizing current commodity prices and taking into account capital and other expenditures.  These reports also estimate the future net present value of the reserves, and are used for internal planning purposes and for testing the carrying value of the properties on our balance sheet.

The reserve data included in this Reoffer Prospectus represent estimates only.  Estimating quantities of proved oil and natural gas reserves is a complex process. It requires interpretations of available technical data and various estimates, including estimates based upon assumptions relating to economic factors, such as future commodity prices, production costs, severance and excise taxes, availability of capital, estimates of required capital expenditures and workover and remedial costs, and the assumed effect of governmental regulation.  The assumptions underlying our estimates of our proved reserves could prove to be inaccurate, and any significant inaccuracy could materially affect, among other things, future estimates of the reserves, the economically recoverable quantities of oil and natural gas attributable to the properties, the classifications of reserves based on risk of recovery, and estimates of our future net cash flows.

At December 31, 2009, 97% of our estimated proved reserves were producing and 3% were proved developed non-producing.  Estimation of proved undeveloped reserves and proved developed non-producing reserves is almost always based on analogy to existing wells, in contrast to the performance data used to estimate producing reserves.  Recovery of proved undeveloped reserves requires significant capital expenditures and successful drilling operations.  Revenues from estimated proved developed non-producing reserves will not be realized until sometime in the future, if at all.

You should not assume that the present values referred to in this report represent the current market value of our estimated oil and natural gas reserves.  The timing and success of the production and the expenses related to the development of oil and natural gas properties, each of which is subject to numerous risks and uncertainties, will affect the timing and amount of actual future net cash flows from our proved reserves and their present value. In addition, our PV10 estimates are based on costs as of the date of the estimates, and average prices in 2009.  Actual future prices and costs may be materially higher or lower than the prices and costs used in the estimate.

Further, the effect of derivative instruments is not reflected in these assumed prices; we did not have any such instruments in place in 2009, but may adopt some in 2010 and/or future years.  Also, the use of a 10% discount factor to calculate PV10 may not necessarily represent the most appropriate discount factor given actual interest rates and risks to which our business or the oil and natural gas industry in general are subject.

Our future use of hedging arrangements in oil and gas production could result in financial losses or reduce income.

We may engage in hedging arrangements for a significant part of our production to reduce exposure to price fluctuations in oil and gas prices.  These arrangements would expose us to risk of financial loss in some circumstances, including when production is less than expected, the counterparty to the hedging contract defaults on its contract obligations, or there is a change in the expected differential between the underlying price in the hedging agreement and the actual price received. In addition, these hedging arrangements may limit the benefits we would otherwise receive from increases in prices for oil and natural gas.  Currently, we have no hedges in place for oil or gas production.

We may incur losses as a result of title deficiencies in oil and gas leases.

Typically, operators obtain a preliminary title opinion or at least a landman’s evaluation of title, prior to drilling.  To date, our operators have provided preliminary title opinions prior to drilling. In addition, we rely on the operators to warrant that title is in order and provide us with ownership of the interest we pay for.   However, from time to time, our operators may not retain attorneys to examine title, even on a preliminary basis, before starting drilling operations. If curative title work is recommended to provide marketability of title (and assurance of payment from production), but is not successfully completed, a loss may be incurred from drilling even a productive well because the operator (and therefore USE) would not own the interest.

Oil and gas, mineral and geothermal operations are subject to environmental regulations that can materially adversely affect the timing and cost of operations.

Oil and gas exploration and production are subject to certain federal, state and local laws and regulations relating to environmental quality and pollution control. These laws and regulations increase costs and may prevent or delay the commencement or continuance of operations. Specifically, the industry generally is subject to regulations regarding the acquisition of permits before drilling, restrictions on drilling activities in restricted areas, emissions into the environment, water discharges, and storage and disposition of hazardous wastes. In addition, state laws require wells and facility sites to be abandoned and reclaimed to the satisfaction of state authorities. Such laws and regulations have been frequently changed in the past, and we are unable to predict the ultimate cost of compliance as a result of future changes. The adoption or enforcement of stricter regulations, if enacted, could have a significant impact on our operating costs.

Our business activities in geothermal and mining are regulated by government agencies. Permits are required to explore for minerals, operate mines and build and operate processing plants. The regulations under which permits are issued change from time to time to reflect changes in public policy or scientific understanding of issues. If the economics of a project cannot withstand the cost of complying with changed regulations, we might decide not to move forward with the project.

We must comply with numerous environmental regulations on a continuous basis, to comply with United States environmental laws, including the National Environmental Policy Act (“NEPA”), Clean Air Act, the Clean Water Act, and the Resource Conservation and Recovery Act (“RCRA”). For example, water and dust discharged from mines and tailings from prior mining or milling operations must be monitored and contained and reports filed with federal, state and county regulatory authorities. Additional monitoring and reporting is required by state and local regulatory agencies. Other laws impose reclamation obligations on abandoned mining properties, in addition to or in conjunction with federal statutes. Environmental regulatory programs create potential liability for operators, and may result in requirements to perform environmental investigations or corrective actions under federal and state laws and federal and state Superfund requirements.

Seasonal weather conditions adversely affect our ability to conduct drilling activities in some of the areas where we operate.

Oil and natural gas operations in the Williston Basin and the Gulf Coast are adversely affected by seasonal weather conditions.  In the Williston Basin, drilling and other oil and natural gas activities cannot be conducted as effectively during the winter months which could materially increase our operating and capital costs.  Additionally, our Gulf Coast operations are subject to the risk of hurricanes.

Our geothermal assets may not be developed.

To complete our geothermal project business plan through acquisition of land positions in numerous prospects and establishing the power potential through drilling will require substantial capital. While we did not fund a cash call in December 2009, it may become necessary to continue investing through the partnership’s capital calls.  In 2010 and beyond, we may decline any capital call without penalty, and such non-participation would dilute our ownership.  At December 31, 2009 we had a 23.8% ownership in SST.  Notwithstanding the current increase of interest in geothermal power generally, SST may be unable to raise sufficient capital from new investors due to the condition of the global financial markets. In that event, the project might have less than the optimum number of prospects and/or be unable to establish prospective value through drilling. This could substantially reduce the value of our investment.

All the prospects are undeveloped.  Prospect value may only initially be determined by drilling at least three production wells, at substantial expense, on each prospect that demonstrate sufficient water temperature and flow to support a commercial power plant. Even if resources are drilling-validated as to power potential, realization of our investment will depend on the sale of our partnership equity, or the partnership’s distribution of proceeds from sale of the properties to a utility, energy company, or other investor, or construction of a power plant (which will require institutional financing) and sale of electricity to utilities.

Risks associated with development of the Mount Emmons Project.

The Mount Emmons molybdenum property is located on fee property within the boundary of U.S. Forest Service (“USFS”) land.  Although mining of the mineral resource will occur on the fee property, associated ancillary activities will occur on USFS land.  USE and Thompson Creek Metals expect to submit a Plan of Operations to the USFS in 2010 for USFS approval, which must be approved before initiating construction, and mining and processing can occur.  Under the procedures mandated by the National Environmental Protection Act (“NEPA”), the USFS will prepare an environmental analysis in the form of an Environmental Assessment and/or an Environmental Impact Statement to evaluate the predicted environmental and socio-economic impacts of the proposed development and mining of the property.  The NEPA process provides for public review and comment of the proposed plan.

The USFS is the lead regulatory agency in the NEPA process, and coordinates with the various Federal and State agencies in the review and approval of the Plan of Operations.  Various Colorado state agencies will have primary jurisdiction over certain areas.  For example, enforcement of the Clean Water Act in Colorado is delegated to the Colorado Department of Public Health and Environment and a water discharge permit under the National Pollution Discharge Elimination System (“NPDES”) is required before the USFS can approve the Plan of Operations.  We currently have a NPDES Permit from the State of Colorado for the operation of the water treatment plant, however this permit may need to be updated.

In addition, the Colorado Division of Reclamation, Mining and Safety issues mining and reclamation permits for mining activities, pursuant to the Colorado Mined Land Reclamation Act, and otherwise exercises supervisory authority over mining in the state.  As part of obtaining a permit to mine, USE and Thompson Creek Metals will be required to submit a detailed reclamation plan for the eventual mine closure, which must be reviewed and approved by the agency. In addition, USE and Thompson Creek Metals will be required to provide financial assurance that the reclamation plan will be achieved (by bonding and/or insurance) before the mining permit will be issued.

Obtaining and maintaining the various permits for the mining operations at the Mount Emmons Project will be complex, time-consuming, and expensive.  Changes in a mine’s design, production rates, quality of material mined, and many other matters, often require submission of the proposed changes for agency approval prior to implementation.  In addition, changes in operating conditions beyond our and Thompson Creek Metals’ control, or changes in agency policy and Federal and State laws, could further affect the successful permitting of the mine operations.   The timing and cost, and ultimate success of the mining operation cannot be predicted.

Reliance on Thompson Creek Metals.  Thompson Creek Metals is the operator of the Mount Emmons Project and has an option to acquire up to a 75% interest by performing and paying for the work to get the project permitted and operational, and making option payments.  Thompson Creek could exit our agreement at any time without penalty.  Should we be unable to find a replacement partner in due course, U.S. Energy Corp. would have to fund the considerable permitting and development costs thereafter to advance development of the project.  We may be unable to obtain such funding on acceptable terms, or at all.

We depend on key personnel.

Our employees have experience in dealing with the exploration and financing of mineral properties, but we have a limited technical staff and executive group.  From time to time we rely on third party consultants for professional geophysical and geological advice in oil and gas matters, and on Thompson Creek Metals for mining expertise.   The loss of key employees could adversely impact our business, as finding replacements could be difficult as a result of competition for experienced personnel in the minerals industry. We are searching for employees to replace some or all of our third party geophysical and geological consultants.

Risks Related to Our Stock

We have authorization to issue shares of preferred stock with greater rights than our common stock.

Although we have no current plans, arrangements, understandings or agreements to do so, our articles of incorporation authorize the board of directors to issue one or more series of preferred stock and set the terms of the stock without seeking approval from holders of the common stock.  Preferred stock that is issued may have preferential rights over the common stock, in terms of dividends, liquidation rights and voting rights.

Future equity transactions and exercises of outstanding options or warrants could result in dilution.

From time to time, we have sold restricted stock and warrants and convertible debt to investors in private placements conducted by broker-dealers, or in negotiated transactions. Because the stock was issued as restricted, the stock was sold at a discount to market prices, and/or the debt-to-stock conversion price was at or lower than market.  These transactions caused dilution to existing shareholders. Also, from time to time, options and warrants are issued to employees, directors and third parties as incentives, with exercise prices equal to market prices at dates of issuance. Exercise of in-the-money options and warrants could result in dilution to existing shareholders.

Although we do not presently intend to do so, we may seek to raise capital from the equity markets using private placements at discounted prices, which could result in dilution to existing shareholders.

We do not intend to declare dividends on our common stock.

We paid a one-time special cash dividend of $0.10 per share on our common stock in July 2007. However, we do not intend to declare dividends in the foreseeable future.

We have in place take-over defense mechanisms that could discourage some advantageous transactions.

We have adopted a shareholder rights plan, also known as a poison pill. The plan is designed to discourage a takeover of the Company at an unfair price.  However, it is possible that the board of directors and a potential takeover acquirer would not agree on a higher price, in which case the takeover might be abandoned, even though the takeover price might be at a significant premium to market prices. Therefore, as a result of the mere existence of the plan, shareholders may not receive the premium price.

Our stock price likely will continue to be volatile due to several factors.

Our stock is traded on the Nasdaq Capital Market.  In the two years ended December 31, 2009, the stock has traded as high as $6.79 per share and as low as $1.52 per share. The principal factors which have contributed, or in the future could contribute, to this volatility include:

•	price swings in the oil and gas commodities markets;
•	price and volume fluctuations in the stock market generally;
•	relatively small amounts of our stock trading on any given day;
•	fluctuations in our financial operating results;
•	industry trends; and
•	legislative and regulatory changes

Use of Proceeds

We will not receive any proceeds from sales of common stock by the Selling Stockholders under this Reoffer Prospectus.

Plan of Distribution and Selling Stockholders

This Reoffer Prospectus relates to the resale from time to time of up to 374,508 shares of our common stock by the Selling Stockholders.  The shares consist of 39,508 shares currently owned and 335,000 shares which may be acquired pursuant to exercise of options held by the Selling Stockholders.  The stock options were awarded  to the Selling Stockholders pursuant to the U.S. Energy Corp. 2001 Incentive Stock Option Plan (the “2001 ISOP”), the U.S. Energy Corp. 1998 Incentive Stock Option Plan (the “1998 ISOP”), or the U.S. Energy Corp. 2008 Stock Option Plan for Independent Directors and Advisory Board Members (the “2008 SOP”), or all or any combination thereof.

The Selling Stockholders may sell shares of common stock through dealers, through agents or directly to one or more purchasers.  The distribution of the shares may be effected from time to time in one or more transactions (which may involve crosses or block transactions):

•
on any national stock exchange on which the common stock  may be traded from time to time in transactions that may include special offerings, exchange distributions and/or secondary distributions pursuant to and in accordance with the rules of such exchanges;

•	in the over-the-counter market;

•	in transactions other than on such exchanges or in the over-the-counter market; or

•	through a combination of such transactions, and/or by sales pursuant to Rule 144.

Any such transaction may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The Selling Stockholders may effect such transactions by selling shares of common stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or commissions from purchasers of the shares for whom they may act as agent.  The Selling Stockholders and any broker-dealers or agents that participate in the distribution of shares by them might be deemed to be underwriters, and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions, under the Securities Act.

		Number of
		Shares Owned		Shares Owned
	Position With	Before	Shares	After Completion
Selling Shareholder	Company	Offering (1)	Offered (2)	of Offering

Michael H. Feinstein	Independent Director	61,158	55,000	6,158

Allen S. Winters	Independent Director	32,600	30,000	2,600

Michael T. Anderson	Independent Director	113,087	105,000	8,087

H. Russell Fraser	Independent Director	167,663	145,000	22,663

		374,508	335,000	39,508

(1)	Includes all options now held.
(2)	Shares underlying all options held.

The following table and notes detail the options held by each director:

Exercise Price		Allen S. Winters	H. Russell Fraser	Michael H. Feinstein	Michael T. Anderson	Total
1998 SOP
$2.40	(a)		10,000			10,000
2001 ISOP
$2.25	(b)		10,000			10,000
$2.46	(c)		50,000		50,000	100,000
$2.52	(d)					-
$3.86	(e)		25,000	25,000	25,000	75,000
$3.90	(f)		20,000			20,000
$4.97	(g)					-
2008 Director SOP
$2.52	(d)	30,000	30,000	30,000	30,000	120,000

		30,000	145,000	55,000	105,000	335,000

(a)	Expire on January 9, 2011.
(b)	Expire on December 7, 2011.
(c)	Expire on June 30, 2014.
(d)	Expire on September 21, 2018. Options vest annually over three years in equal amounts beginning in September 30, 2009.
(e)	Expire on October 13, 2015.
(f)	Expire on December 6, 2011.
(g)	Expire on July 26, 2017. Options vest annually over three years in equal amounts beginning in January 2010.

Description of Securities

Common Stock

We are authorized by our articles of incorporation to issue an unlimited number of shares of common stock, $0.01 par value.

Shares of common stock may be issued for such consideration and on such terms as determined by the board of directors, without shareholder approval.  Holders are entitled to receive dividends when and as declared by the board of directors out of funds legally available therefore.  There are no restrictions on payment of cash dividends.  We declared a onetime special cash dividend of $0.10 per share on all the common stock on the record date of July 6, 2007.  We may declare dividends in the future but we expect to retain the majority of earnings and cash to fund investments and business development.  All holders of shares of common stock have equal voting rights, and the shares of common stock sold in this offering will have the same rights.  Holders of shares of common stock are entitled to one vote per share on all matters upon which such holders are entitled to vote, and further have the right to cumulate their votes in elections of directors.  Cumulation means multiplying the number of shares held, by the number of nominees to the board of directors, then voting the resulting number of votes among the nominees as desired. Directors are elected by a plurality of the votes cast.

Stockholder Rights Plan

We have adopted a shareholder rights plan (referred to as the "rights plan") pursuant to the Rights Agreement.  The purpose of the rights plan is to deter an unfairly low priced hostile takeover of us and by encouraging a hostile party to negotiate a fair offer with our board of directors and thus eliminate the poison pill.

Under the rights plan, the holder of each share of common stock has a right which becomes exercisable under certain circumstances, including when beneficial ownership of our common stock by any person (other than an exempt person), alone or together with all affiliates or associates of the person, of 15 percent or more of the general voting power.  Each right entitles the registered holder to purchase (when the rights become exercisable) from us one-one thousandth (1/1,000th) of one (1) share of Series P Preferred Stock at a price of $200.00 for such one-one thousandth (1/1,000th) share of such preferred stock, subject to adjustment under certain circumstances.

The rights trade with the common stock and are not separable there from; no separate certificate for the rights is issued unless and until there is a hostile takeover attempted, after which time separate and tradable rights certificates would be issued.  No shares of Series P Preferred Stock have been issued by us.

The rights are not exercisable and never can be unless and until the earlier of (i) ten business days after beneficial ownership of our common stock by any person (other than an exempt person), alone or together with all affiliates or associates of the person, with 15% or more of the general voting power, or (ii) the tenth business day (or such later date as our board of directors shall determine) after the date a person (other than an exempt person) commences or publicly announces an intent by any person (other than an exempt person) to commence a tender or exchange offer (e.g., a hostile takeover) of us upon the successful consummation of which such person and its affiliate and associates would beneficially own 15% or more of our voting stock.  If before a tender offer or exchange offer is launched the hostile party comes to agreement with the board of directors about price and terms and makes a "qualified offer" to buy our stock, then the board of directors may redeem (buy back) the rights for $0.01 each.  Under the occurrence of certain circumstances specified in the rights plan, each holder of a right (other than a holder who would be deemed to be an acquiring person under the rights plan) will have the right to receive upon exercise that a number of our common shares (or the surviving corporation) that have a market value of two times the exercise price of the right (i.e., common shares will be issued at one-half or 50% of market value at the time).

Preferred Stock

We are authorized by our articles of incorporation to issue up to 100,000 shares of preferred stock, $0.01 par value.  Shares of preferred stock may be issued by the board of directors with such dividend, liquidation, voting and conversion features as may be determined by the board of directors without shareholder approval.  We are authorized to issue 50,000 shares of Series P preferred stock, only in connection with our shareholder rights plan (see above).  No other series or preferred stock has been determined by the board of directors.

Incorporation of Certain Information by Reference

The Securities and Exchange Commission allows us to "incorporate by reference" into this Reoffer Prospectus the information we file with the SEC.  This means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be part of this Reoffer Prospectus.  If we subsequently file updating or superseding information in a document that is incorporated by reference into this Reoffer Prospectus, the subsequent information will also become part of this Reoffer Prospectus and will supersede the earlier information.

We are incorporating by reference the following documents that we have filed with the SEC.  We will provide printed copies of any of these documents to any shareholder, without charge, upon request directed to U.S. Energy Corp., Attn: Steven R. Youngbauer, Secretary, 877 North 8th West, Riverton, Wyoming 82501.

•	Annual Report on Form 10-K for the year ended December 31, 2009 (filed March 12, 2010)
•	Forms 8-K filed on January 6, 2010, January 21, 2010, January 26, 2010, March 16, 2010, March 31, 2010 and April 5, 2010, April 12, 2010, April 27, 2010 and April 28, 2010.
•	The description of our common stock, which is registered under Section 12 of the Securities Exchange Act of 1934, contained in the Form 10 filed on January 29, 1973.

We are also incorporating by reference into this Reoffer Prospectus all of our future filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act.

Where You Can Find More Information

We file annual, quarterly and special reports, as well as proxy statements and other information with the Securities and Exchange Commission.  You may read and copy any document we file with the SEC, including the registration statements to which this Reoffer Prospectus relates (see Explanatory Note above), at the SEC's Public Reference Room at 100 F Street, N.W., Washington, D.C. 20549.  You may obtain further information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  Our SEC filings are also available to the public over the Internet at the SEC's web site at http://www.sec.gov, which contains reports, proxy statements and other information regarding registrants like us that file electronically with the SEC.

Our website is www.usnrg.com.  We make available on this website, through a direct link to the Securities and Exchange Commission’s website at http://www.sec.gov, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and Forms 3, 4 and 5 for stock ownership by directors and executive officers.  You may also find information related to our corporate governance, board committees and code of ethics on our website.  Our website and the information contained on or connected to our website is not incorporated by reference herein and our web address is included only for textual reference to the SEC filings.

We have filed with the Securities and Exchange Commission Registration Statements on Form S-8 under the Securities Act with respect to the sale of common stock described in this Reoffer Prospectus.  As permitted by SEC rules, this Reoffer Prospectus does not contain all of the information included in the registration statements and the accompanying exhibits filed with the SEC. You may refer to the registration statements and its exhibits for more information.  Please see the Explanatory Note above.

You should rely only on the information provided in this Reoffer Prospectus or incorporated by reference. We have not authorized anyone to provide you with different information.  You should not assume that the information in this Reoffer Prospectus is accurate as of any date other than the date on the first page of this Reoffer Prospectus.  We are not making this offer of securities in any state or country in which the offer or sale is not permitted.

Experts

Hein & Associates LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K (for the year ended December 31, 2009) for the years ended December 31, 2009 and 2008, as set forth in their report, which is incorporated by reference into this Reoffer Prospectus.  Moss Adams LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K (for the year ended December 31,2009) for the year ended December 31, 2007.  Our financial statements are incorporated by reference in reliance on Hein & Associates LLP, and Moss Adams LLP, respective reports, given on their authority as experts in accounting and auditing.

Ryder Scott Company L.P., has prepared reports relating to certain estimated quantities of our proved reserves of oil and gas, future net income and discounted future net income, effective December 31, 2008 and 2009, as disclosed in our Annual Report on Form 10-K for the year ending December 31, 2009.

Cawley, Gillespie & Associates, Inc. has prepared a report relating to certain estimated quantities of our proved reserves of oil and gas, future net income and discounted future net income, effective December 31, 2009, as disclosed in our Annual Report on Form 10-K for the year ended December 31, 2009.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.	Incorporation of Documents by Reference

The Registrant hereby incorporates by reference herein the following documents filed with the Securities and Exchange Commission:

(a)  The Registrant’s annual report on Form 10-K for the year ended December 31, 2009, filed on March 12, 2010 (the “Annual Report”);

(b)  The Registrant’s Forms 8-K filed on January 6, 2010, January 21, 2010, January 26, 2010, March 16, 2010, March 31, 2010, April 5, 2010, April 12, 2010, April 27, 2010 and April 28, 2010.

(c)All other reports filed by the Registrant pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) since the end of the fiscal year covered in the Annual Report; and

(d) The description of the Common Stock of the Registrant contained in the Registrant’s registration statement on Form 10 filed with the Securities and Exchange Commission on January 20, 1973, as the same may be amended from time to time.

All other documents filed by the Registrant pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the effective date of this registration statement and prior to the filing of a post-effective amendment to this registration statement indicating that all securities offered under the registration statement have been sold, or deregistering all securities then remaining unsold, are also incorporated herein by reference and shall be a part hereof from the date of the filing of such documents.

Any statement contained in a document incorporated or deemed incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

Item 4.	Description of Securities

Not required.

Item 5.	Interests of Named Experts and Counsel

Not applicable.

Item 6.	Indemnification of Directors and Officers

The Registrant’s articles of incorporation and bylaws provide that it shall indemnify directors provided that the indemnification shall not eliminate or limit the liability of a director for breach of the director's duty or loyalty to the corporation or its stockholders, or for acts of omission not in good faith or which involve intentional misconduct or a knowing violation of law.

Wyoming law permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with  any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if these directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, had no reason to believe their conduct was unlawful. In a derivative action (i.e., one by or in the right of the corporation), indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agent in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnify for such expenses despite such adjudication of liability.

Item 7.	Exemption from Registration Claimed

Not applicable.

Item 8.	Exhibits

3(i)(a)	Restated Articles of Incorporation (incorporated by reference from Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K filed September 14, 1990)

3(i)(b)	Articles of Amendment to Restated Articles of Incorporation (incorporated by reference from Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K filed September 14, 1992)

3(i)(c)
Articles of Amendment (Second) to Restated Articles of Incorporation (establishing Series A Convertible Preferred Stock) (incorporated by reference from Exhibit 3.1(B) to the Registrant’s Annual Report on Form 10-K filed September 13, 2000)

3(i)(d)
Articles of Amendment (Third) to Restated Articles of Incorporation (increasing number of authorized shares) (incorporated by reference from Exhibit 3.1(C) to the Registrant’s Registration Statement on Form S-3  (333-75864), filed December 21, 2001)

3(i)(e)
Articles of Amendment to Restated Articles of Incorporation (providing that directors may be removed by the shareholders only for cause) (incorporated by reference from Exhibit 10.1 to the Registrant’s Report on Form 8-K filed June 26, 2006)

3(i)(f)	Articles of Amendment to Restated Articles of Incorporation (creating Series P Preferred Stock) (see Exhibit 3(i)(g))

3(i)(g)
Rights Agreement dated as of September 19, 2001, amended as of September 30, 2005, between the Registrant and Computershare Trust Company, Inc. as Rights Agent. The Articles of Amendment to the Restated Articles of Incorporation creating the Series P Preferred Stock are included as Exhibit C to the Rights Agreement, as well as the form of Right Certificate and Summary of Rights (incorporated by reference from Exhibit 4.1 to the Registrant’s Registration Statement on Form 8-A12G/A filed November 17, 2005)

3(ii)	Restated Bylaws, as amended through April 17, 2009 (incorporated by reference from Exhibit 3.2 to the Registrant’s Report on Form 8-K filed April 21, 2009)

5.1*	Opinion of Stephen E. Rounds as to the legality of the securities being issued.

23.1*	Consent of Stephen E. Rounds (included in Exhibit 5.1)

23.2*	Consent of Hein & Associates LLP

23.3*	Consent of Moss Adams LLP

23.4*	Consent of Ryder Scott Company L.P.

23.5*	Consent of Cawley, Gillespie & Associates, Inc.

* Filed Herewith

Item 9.	Undertakings

(a)           The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)       To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)       To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)       To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

(2)      That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(b)          That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Post-Effective Amendment to the registration statements to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Riverton, State of Wyoming, on this 7th  day of May, 2010.

By:	/s/ Keith G. Larsen
Name:	Keith G. Larsen
Title:	Chairman and Chief Executive Officer

Date: May 7, 2010	By:	/s/ Keith G. Larsen
KEITH G. LARSEN, CEO and Director

Date: May 7, 2010	By:	/s/ Robert Scott Lorimer
ROBERT SCOTT LORIMER
Principal Financial Officer/
Chief Accounting Officer, and Director

Date: May 7, 2010	By:	/s/ Mark J. Larsen
MARK J. LARSEN, President and Director

Date: May 7, 2010	By:	/s/ Allen S. Winters
ALLEN S. WINTERS, Director

Date: May 7, 2010	By:	/s/ H. Russell Fraser
H. RUSSELL FRASER, Director

Date: May 7, 2010	By:	/s/ Michael T. Anderson
MICHAEL T. ANDERSON, Director

Date: May 7, 2010	By:	/s/ Michael H. Feinstein
MICHAEL H. FEINSTEIN, Director